PUBLIC COPY ONLY

23002619

Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC Mail Processing
MAR 1 3 2023
Washington, DC

SEC FILE NUMBER
8-37085

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: American Portfolios Financial Services Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4250 Veterans Memorial Hwy
(No. and Street)

Holbrook	NY	11741
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Damon Joyner	631-439-4600	djoyner@americanportfolios.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US LLP
(Name – if individual, state last, first, and middle name)

ONE PENN PLAZA-Suite 3000	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

10/22/2003	#23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

American Portfolios Financial Services, Inc.

Statement of Financial Condition and Related Notes

Including Report of Independent Registered Public Accounting Firm

Year Ended December 31, 2022

Filed pursuant to SEC Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)

Year Ended December 31, 2022

Financial Statements

Financial Statements

bakertilly

Report of Independent Registered Public Accounting Firm

To the Stockholder and Those Charged With Governance of American Portfolios Financial Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of American Portfolios Financial Services, Inc. (the Company) as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 2001.

New York, New York
March 10, 2023

American Portfolios Financial Services, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Statement of Financial Condition
December 31, 2022

Assets

Cash and cash equivalents	$	17,768,682
Deposits with clearing organizations		300,000
Receivables from broker-dealers and clearing organizations		6,302,086
Advisor loans from registered representatives, net of accumulated amortization of $32,332		657,978
Miscellaneous receivables		625,875
Prepaid insurance and other		899,339
Due from affiliate		308,351
Intangible assets, net of accumulated amortization of $1,282,375		41,872,125
Deferred tax asset, net		3,088,233
Goodwill		41,481,690
Total assets	$	113,304,359

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	5,605,707
Commissions payable		5,134,368
Due to affiliate		3,141,095
Deposits from independent representatives		729,780
Total liabilities		14,610,950
Contingencies (Note 12)		
Stockholder's Equity:		
Common stock; no par value; 200 shares authorized, issued and outstanding		—
Additional paid-in capital		98,825,515
Retained earnings		(132,106)
Total stockholder's equity		98,693,409
Total liabilities and stockholder's equity	$	113,304,359

See accompanying notes.

American Portfolios Financial Services, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Statement of Changes in Liabilities Subordinated to Claims of Creditors
December 31, 2022

		Total
Balances as of January 1, 2022, Predecessor	$	—
Issuance of subordinated note		—
Payment of subordinated note		—
Balances as of October 31, 2022, Predecessor		—
Issuance of subordinated note		—
Payment of subordinated note		—
Balances as of December 31, 2022, Successor	$	—

1. Summary of Significant Accounting Policies

Nature of business - American Portfolios Financial Services, Inc. ("APFS" or the "Company") is a wholly-owned subsidiary of American Portfolios Holdings, Inc ("APH").

The Company is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934. The Company is also a member of the National Futures Association ("NFA") and is registered as an introducing broker with the Commodity Futures Trading Commission ("CFTC"). The Company provides brokerage services to its customers, who are predominately small and middle-market businesses and individuals. These services are marketed by independent representatives located in various states. The Company's headquarters are located in Holbrook, New York.

On June 16, 2022, Advisor Group Holdings, Inc. ("AGHI") entered into an agreement and plan of merger ("Merger Agreement") by and among APH, AGHI and TTM Mergersub, Inc. ("Merger Sub") to acquire APH and its wholly-owned subsidiaries (the "Merger"). Pursuant to the Merger Agreement, on November 1, 2022 (the "Closing Date"), Merger Sub merged with and into APH, with APH surviving as a wholly-owned subsidiary of AGHI. AGHI is a wholly-owned subsidiary of AG Parent Corp., which is a wholly-owned subsidiary of Ladenburg Thalmann Financial Services, Inc. ("Ladenburg"). Subsequent to the merger, APFS remained the wholly-owned subsidiary of APH. The Merger was accounted for as a business combination with assets acquired and liabilities assumed recorded at fair value as of the Closing Date, and in accordance with AGHI's election to apply pushdown accounting, the impact of the Merger has been recognized in the Company's Statement of Financial Condition. Refer to Note 2 – Summary of Business Combination and Purchase Accounting for additional details.

Basis of presentation - The Statement of Financial Condition was prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of estimates - The preparation of the Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from these estimates.

Cash equivalents - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Income taxes - Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse.

It is the Company's policy to provide for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more-likely-than-not to be sustained upon examination by taxing authorities. As of December 31, 2022, the Company does not believe it has any uncertain tax positions that would require either recognition or disclosure in the accompanying financial statements. To the extent that the Company prevails in matters for which a liability for an unrecognized tax benefit is established or is required to pay amounts in excess of the liability, the Company's effective tax rate

in a given financial statement period may be affected. It is the Company's policy to recognize interest and penalties related to taxes as interest expense.

Advisor loans - For the period ended December 31, 2022, Advisor loans represents amounts advanced to associated independent representatives primarily for recruiting and for other performance measures. Certain amounts advanced are forgiven or repaid on a fixed repayment schedule. Amortization expense is recorded on a straight-line basis over the stated life of the loan. The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible. Recoveries, if any, are recognized when received.

All new loans to registered representatives are recorded at Advisor Group, Inc. ("AGI"), a wholly-owned subsidiary of AGHI. As the loans are amortized, amortization expense is charged to the Company by AGI. The loans are funded by AGI, which is also the counterparty on the executed loan agreement. If a registered representative separates from the Company, a repayable loan would be set up at AGI. Bad debt from uncollectible balances or subsequent recoveries will be charged to the Company by AGI.

Goodwill and intangible assets - The Statement of Financial Condition includes the purchase price allocated to goodwill and intangible assets from the Merger. Intangible assets were comprised of advisor relationships, non-competition agreement, trade name, and technology, which are deemed to have definite lives and are amortized straight-line over their useful lives. Goodwill is not amortized. Refer to "Note 2 – Summary of Business Combination and Purchase Accounting" for additional details.

Goodwill and intangible assets are tested annually for impairment on October 1st, or more frequently, as events occur which may indicate that the carrying amounts may not be recoverable.

When testing goodwill for impairment, if a qualitative assessment is used and the Company determines that the fair value of a reporting unit is more likely than not (i.e. a likelihood of more than 50%) less than its carrying amount, a quantitative impairment test will be performed. If goodwill assets are quantitatively assessed for impairment, a two-step approach is applied. First, the Company compares the estimated fair value of the reporting unit in which the asset resides to its carrying value. The second step, if necessary, measures the amount of such impairment by comparing the implied fair value of the asset to its carrying value. No impairment of goodwill was recognized during the period ended December 31, 2022.

The Company tests amortizing intangible assets for recoverability annually, or whenever events or circumstances indicate that the carrying amount may not be recoverable. The Company monitors the operating and cash flow results related to its intangible assets to identify whether events and circumstances indicate the remaining useful lives of those assets should be adjusted, or if the carrying value may not be recoverable. When indicators of impairment are present, recoverability is measured by comparing the carrying amount to the estimated undiscounted future cash flows expected to be generated by the respective intangible asset. If the carrying amount exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the intangible asset exceeds the fair value. No impairment of intangible assets were recognized during the year ended December 31, 2022.

As the Merger occurred after the impairment analysis date of October 1, 2022, the Company was excluded from AGHI's annual goodwill and intangibles impairment analysis. The goodwill and intangibles held by the Company were fair valued as of the Merger date of November 1, 2022 and there were no indicators of impairment between the Merger date and December 31, 2022.

Allowance for credit losses - The Company follows Accounting Standards Codification ("ASC") Topic 326, *Financial Instruments - Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards.

Contingent Liabilities - The Company recognizes liabilities for contingencies where there is an exposure that, when fully analyzed, indicates that it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If a loss is determined to be probable, the estimated range of the loss is based upon currently available information which is subject to significant judgment, a variety of assumptions and uncertainties. When a range of possible loss can be estimated, the Company accrues the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, the Company accrues at the bottom of the range. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible.

The Company records liabilities related to legal and regulatory proceedings in "Accounts payable and accrued expenses" on the Statement of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the customer's account; the basis and viability of the claim; the possibility of wrongdoing on the part of one of the Company's financial professionals; previous results in similar cases; applicable indemnifications; and legal precedents and case law. The actual costs of resolving legal matters or regulatory proceedings may be substantially higher or lower than the amounts of the liability recorded for such matters. The cost of defense related to legal and regulatory matters is expensed in the period it is incurred.

Recently Adopted Accounting Pronouncements

ASU 2019-12 – On January 1, 2022, the Company adopted ASU 2019-12, *Simplifying the Accounting for Income Taxes*. The amendments in this standard simplified the accounting for income taxes by removing certain exceptions to the general principles in ASC 740, *Income Taxes*. The amendments also provided improvements related to the consistent application of GAAP as well as simplifying other areas of ASC 740 by clarifying and amending existing guidance. The adoption of this ASU did not have a material impact on the Company's Statement of Financial Condition.

ASU 2021-08 – In October 2021, the FASB issued ASU 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*. This ASU requires that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606 as if it had originated the contracts. This ASU was effective on

January 1, 2023, and the adoption of this ASU did not have a material impact on the Company's Statement of Financial Condition.

2. Summary of Business Combination and Purchase Accounting

As discussed in Note 1 - Summary of Significant Accounting Policies, on November 1, 2022, Merger Sub merged with and into APH, with APH surviving as a wholly-owned subsidiary of AGHI. The Merger was accounted for as a business combination with assets acquired and liabilities assumed recorded at fair value as of the Closing Date, and in accordance with AGHI's election to apply pushdown accounting, the impact of the Merger has been recognized in the Company's Statement of Financial Condition based on preliminary estimate of their fair values.

Assets Acquired and Liabilities Assumed - The Company performed a valuation of acquired assets and liabilities associated with the Merger in accordance with ASC 805, *Business Combinations*. The values assigned to the assets acquired and liabilities assumed are based on preliminary estimates of fair value available as of the date of this report and may be adjusted during the measurement period of up to 12 months from the date of acquisition as further information becomes available. Any changes in the fair values of the assets acquired and liabilities assumed during the measurement period may result in adjustments to goodwill.

A summary of the Company's provisional assets acquired and liabilities assumed as a direct result of AGHI's pushdown accounting election is as follows:

Assets		
Cash and cash equivalents	$	11,139,794
Receivables from broker-dealers and clearing organizations		5,024,522
Miscellaneous receivables		676,909
Advisor loans from registered representatives, net		779,633
Deposits with clearing organizations		300,000
Intangible assets		43,154,500
Income tax receivable		56,950
Deferred tax asset		3,039,317
Prepaid insurance and other		343,768
Total assets	$	64,515,393
Liabilities		
Commissions payable	$	5,030,807
Accounts payable and accrued expenses		5,472,096
Due to affiliate		189,641
Deposits from independent representatives		1,479,023
Total liabilities	$	12,171,567
Net assets acquired		52,343,826
Total consideration paid		93,825,516
Goodwill	$	41,481,690

Goodwill and Intangible Assets - Based on the valuation above, goodwill of $41,481,690 related to the Merger was recognized at the Closing Date in the Statement of Financial Condition related to expected synergies created with combining operations and onboarding advisors and assets to AGHI's platform. Goodwill from this transaction is not deductible for income tax purposes.

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the acquisition date:

		Fair Value	Useful Life
Advisor relationship	$	33,572,000	9 years
Technology		4,795,000	2 years
Non-competition agreements		4,360,000	2 years
Trade name		427,500	2 years
Total identified intangible assets	$	43,154,500	

Capital Unit Expense - Prior to the Merger date, APH implemented a capital units plan (the "Plan") as a sales force incentive for certain non-employee advisors of APH to receive capital units, which represent a future right to shares of common stock, at the end of each fiscal year. Pursuant to the Plan, the shares were issued to the eligible participants under certain circumstances, or triggering events, including if APH is acquired by merger. Additionally, participants are subject to the following restrictions: i) the participants must continue to render services for one year following the triggering event (the "wait period") in the same or similar capacity as they had prior to the triggering event and ii) substantially all of the client assets and accounts have remained at the time the capital units are issued. Prior to the Merger, APH had authorized and issued approximately 2,550,000 shares. The Merger was considered a triggering event for the issuance of shares of common stock to eligible participants. On the Closing Date, $39,817,882, or $15.61 per share, was transferred to an escrow account for payment of the capital units upon the completion of the one-year anniversary, or wait period.

Contingent Consideration - The acquisition of APH included estimated contingent consideration recorded at AGHI at a fair value of $3.0 million as of the Closing Date, with total potential payout of up to $10.0 million. The payout of the contingent consideration to shareholders of APH is based on the achievement of specific GDC calculations as set forth in the Merger Agreement and is due within 30 days following the 18-month anniversary of the Merger. All shareholders of APH will be entitled to receive these contingent payments.

3. Receivable from and Payable to Broker-Dealer and Clearing Organizations

Amounts receivable from and payable to broker-dealer and clearing organizations at December 31, 2022 consist of the following:

		Receivable		Payable
Deposits with Clearing Organizations	$	300,000	$	—
Fees and Commissions Receivable/Payable		6,302,086		5,134,368
	$	6,602,086	$	5,134,368

The Company clears its customer transactions through an unrelated clearing broker-dealer on a fully disclosed basis. The arrangement requires the Company to maintain a $300,000 minimum deposit, which is in a non-interest bearing account with the clearing broker. The clearing agent offsets its fees, on a monthly

basis, against the Company's commissions. The amount payable to the clearing broker relates to the aforementioned transactions.

4. Advisor Loans

As described in Note 1 - Summary of Significant Accounting Policies, advisor loans represents amounts provided to registered representatives primarily as recruiting and other performance measures, with amounts provided as loans to be forgiven over time.

The Company periodically assesses the recoverability of the remaining balances and records a reserve, if required.

The following table presents advisor loans as of December 31, 2022:

Forgivable loans	$	619,486
Accumulated amortization		(32,332)
Forgivable loans, net		587,154
Repayable loans		159,401
Allowance for credit losses		(88,577)
Repayable loans, net		70,824
Total Advisor loans	$	657,978

5. Commissions Payable and Independent Representative Transactions

The Company conducts business through a network of independent representatives who receive commissions for their services according to the Company's agreed-upon commission schedule. As of December 31, 2022, the Company owed its independent representatives approximately $5,134,000.

In addition, the Company charges the independent representatives maintenance fees for access to certain computer information and customer support services.

6. Concentration of Credit Risk

The Company is engaged in various brokerage activities in which customer transactions are cleared through unrelated clearing broker-dealers. In the event that these parties do not fulfill their obligations, the Company may be exposed to risk, inclusive of disrupted operations. If the clearing brokers should cease doing business, the Company's receivable from the clearing brokers could be subject to forfeiture. The Company has no major dependence on any one broker-dealer as alternative services and products are readily available. If a relationship were to terminate, the disruption in business activity would be similar to any other business. To reduce this risk, the Company periodically monitors these functions.

The Company places its cash investments with high credit quality financial institutions. At times, the Company's cash deposits with any one financial institution may exceed the amount insured by the Federal

Deposit Insurance Corporation ("FDIC"). At December 31, 2022, the excess was approximately $17,199,000.

7. Related Party Transactions

Receivables from and payables to affiliates, as shown on the Statement of Financial Condition, are generally settled in cash on a monthly basis. All new loans to financial professionals are recorded at AGI and are either forgiven over a specified period or repaid based on agreed upon terms. As the loans are forgiven, amortization expense is charged to the Company by AGI. The loans are funded by AGI, which is also the counterparty on the executed loan agreements. If a financial professional separates from the Company, the loan converts to a repayable loan, and payments are made to AGI. Bad debt from uncollectible balances or subsequent recoveries are charged to the Company by AGI.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), and the Commodity Futures Trading Commission's minimal financial requirements (Regulation 1.17) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, these rules also provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2022, the Company had net capital of $8,562,585, which was $7,588,521 in excess of its required net capital of $974,064. The Company's aggregate indebtedness to net capital ratio was 1.71 to 1.

9. Goodwill and Intangible Assets

As of December 31, 2022, the carrying value of goodwill is $41,481,690.

The gross carrying amount and accumulated amortization of intangible assets are as follows:

	December 31, 2022		
	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net
Trade name	427,500	36,375	391,125
Technology	4,795,000	263,889	4,531,111
Advisor relationships	33,572,000	611,111	32,960,889
Non-compete agreements	4,360,000	371,000	3,989,000
Total intangible assets	$ 43,154,500	$ 1,282,375	$ 41,872,125

10. Income Taxes

The Company files a consolidated federal and a combined New York State tax return with its parent and records its share of the consolidated federal and New York State tax expense on a separate return basis. Taxes currently payable by the Company on a separate basis will be paid to the parent.

The Company files income tax returns in the federal jurisdiction, as well as most state jurisdictions, and its subject to possible examination by the taxing authorities until the expiration of the related statute of limitations of those tax returns. In general, the tax returns have a three-year statute of limitations. The Company has filed tax returns through 2021.

As of December 31, 2022 the components of the Company's deferred tax assets and liabilities were:

Deferred tax assets:		
Accrued legal fees	$	20,678
Accrued bonus		59,900
Capital units plan		4,949,191
Forgivable loans amortization		974,926
Net operating losses		9,090,723
Prepaid expenses		2,123
Charitable contributions		146,029
Total deferred tax asset		15,243,570
Deferred tax liabilities:		
Intangible assets		(11,971,891)
State taxes		(183,446)
Total deferred tax liability		(12,155,337)
Net deferred tax asset	$	3,088,233

No valuation allowance has been provided against the deferred tax asset.

As of December 31, 2022, the Company had federal and state net operating loss carryovers of approximately $31,723,000.

11. Common Stock

The Company is authorized to issue up to 200 shares of no par value common stock. On December 31, 2022, 200 shares were issued and outstanding, which represent a 100% ownership by APH.

12. Contingencies

In the normal course of business, the Company is involved in disputes related to its independent representatives and their clients. Each claim is evaluated on an individual basis with respect to the likelihood of loss and the estimated dollar amount of that loss. The Company, with advice from its legal counsel, has determined its probable liability for these matters to be approximately $72,000 as of December 31, 2022.

In 2022, the Company became aware of inconsistencies in the calculation of interest to be paid to customers participating in the Bank Deposit Sweep Program. The formula used in the Company's historical calculations differed from the formula presented within the "American Portfolios FDIC Insured Bank Deposit Program Disclosure Statement." As a result of the inconsistency, the Company has estimated it would have paid its customers approximately $3.5 million in additional interest between 2018 and September 2022.

As of December 31, 2022, the Company accrued approximately $5 million for legal and regulatory matters. These liabilities are included in accounts payable and accrued expenses in the Statement of Financial Condition. The actual costs of resolving contingencies may be substantially higher or lower than the amounts accrued. Based on information currently available, advice of counsel, available insurance coverage and established reserves, the Company believes that the eventual outcome of such matters will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters, if unfavorable, may be material to the Company's Statement of Financial Condition.

Certain conditions may exist which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In the normal course of business, the Company may indemnify certain service providers against specified potential losses in connection with their acting as an agent of, or provided services to the Company. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment, in which in some cases cannot be estimated. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's Statement of Financial Condition. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. There were no associated contingent liabilities at December 31, 2022.